1 1 VEON 3Q22 TRADING UPDATE 03 November 2022 Amsterdam STRONG REVENUE PERFORMANCE GAINING MARKET SHARE AS COUNTRIES EXECUTE ON DIGITAL OPERATOR STRATEGY

2 2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

3 3 NOTICE TO READERS: IMPACT OF THE CONFLICT The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, the comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may have a material impact on the Company’s operations and business plans in Russia and Ukraine. Over the next few months, we will be undertaking our annual assessment as required by IFRS to determine the potential need for further impairment charges, which is not as of yet determinable due to a number of factors, including the fluidity of the current situation and our ability to obtain relevant data required to build a business plan given the ongoing conflict and associated uncertainties. We anticipate that we may report significant impairment charges with respect to assets in Ukraine, Russia and/or other operating companies for the nine-months ended 30 September 2022. However, we are still gathering the necessary data and we are not able at this time to estimate the amount or range of this potential impairment charge to the income statement. Such an impairment charge, if any, would have no impact on the Company’s cash flow. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements.

4 4 DISCLAIMER VEON’s results presented in this presentation are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this presentation is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this presentation have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; VEON’s intent to proceed with and conclude a sales process with respect to its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. There can be no assurance that the sales process mentioned above will result in an acceptable offer or, even if an acceptable offer is obtained and results in an acquisition agreement being reached, that the requisite approvals will be received. As of today, VEON has not committed to anything with regards to its Russian operations, nor can it be certain that any of the options that may be considered will be completed, or the terms of any such option or potential sale would receive required Board, regulatory and any necessary creditor approvals. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

5 5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

3Q22 HIGHLIGHTS

VEON

TOTAL REVENUE
$2,077mn
+3.6% YoY
+3.4% YoY local currency

Equipment revenue in Russia down 58.5% YoY due to lower device sales

SERVICE REVENUE
$1,968mn
+7.9% YoY
+7.8% YoY local currency

Mobile ARPU up YoY in local currency across all markets

4G USERS
107mn
+15.1% YoY

Subscriber base +0.8% YoY 4G penetration reaches 52.7%

EBITDA
$889mn
0.0% YoY
+0.7% YoY local currency

Solid EBITDA performance across the Group

CAPEX
$404mn
+6.0% YoY
-3.6 p.p. YoY Capex intensity

At 21.6%, LTM capex intensity continues to decrease

GROUP CASH POSITION
$3,293mn
$2,560mn at HQ

Sale of the Algerian business for c.USD 682mn

6

4G GROWTH DRIVING DATA & DIGITAL REVENUES

VEON

Growth in customer base

203.2mn subscribers
+0.8% YoY

Mobile ARPU growth across all markets

+0.8% to +11.9% YoY
in local currency

Network expansion focused on speed and quality

104.5k 4G Sites
+14.4% YoY

Steady growth in 4G uptake

4G users and penetration
(3 month active, million and %)



34,1%
46,2%
52,7%
65,4
93,0
107,1
3Q20
3Q21
3Q22

+15.1% 4G users YoY growth

+6.5p.p. 4G penetration YoY growth

Steady growth in data and digital revenues[1]

Data and digital revenues, YoY trends
(USD million and % in local currency)



+13.1%
+18.2%
+14.9%
633,8
748,5
827,9
3Q20
3Q21
3Q22

+14.9% Data and digital revenues YoY growth in local currency

1. Data and digital revenues include mobile data revenue, revenues from mobile financial services and mobile TV/video entertainment

Note: 3Q20, 3Q21 and 3Q22 data and digital revenues on this slide adjusted for Armenia, which was sold in October 2020, Georgia, which was sold in June 2022 and for corrections in Kazakhstan in 3Q22

7

DIGITAL OPERATOR STRATEGY DELIVERING RESULTS
Growing customer engagement and retention

VEON


1440
WATCH
PLAY
STORE
PAY
CARE
KNOW
CALL & MESSAGE
MANAGE
READ
LISTEN


Multiplay customers (B2C)[1]
Single play and no play revenue
Double play revenue
Multiplay revenue
Share of multiplay customers
11%
26%
16%
33%
21%
41%
3Q20
3Q21
3Q22


ARPU Multiple
1,0x
3,3x
4,3x
Voice only
2play 4G
Multiplay
Churn Impact
1,0x
0,6x
0,4x
Voice only
2play 4G
Multiplay

1. Revenue share and subscriber numbers based on the mobile B2C segment
Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers

8

9 9 GROUP SERVICE REVENUE GROWTH +7.1% YOY IN LOCAL CURRENCY Note: In some countries EBITDA was impacted by extraordinary non-recurring items in 3Q22 and in 3Q21 as noted in the Country Performance section of the trading update +11.3% -6.8% EBITDA +23.2% +9.2% EBITDA +11.8% -2.1% EBITDA +22.5% +7.9% EBITDA +15.8% +11.9% EBITDA +2.2% +7.3% EBITDA RUSSIA PAKISTAN KAZAKHSTAN BANGLADESHUZBEKISTAN KYRGYZSTAN -10.7% EBITDA UKRAINE +5.1% Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue

10 10 UKRAINE Keeping Ukraine connected and rebuilding the country’s infrastructure • 121 settlements reconnected to Kyivstar network in 3Q22 • Since February, around 400 new 4G base stations built and some 6,000 4G base stations upgraded • Around 90% of Kyivstar network was operational at the end of 3Q22 • Cooperation on network sharing continues • UAH 279 million in charitable donations and employee support in 3Q22 • 47% YoY increase in electricity prices and 5% YoY indexation of radio frequency fees • “Roam-like-home” offers extended to the end of 2022 3Q22 RESULTS YOY TRENDS SERVICE REVENUE +5.1% CAPEX UAH 7.6bn 6,5 7,2 7,6 3Q20 3Q21 3Q22 8,8 11,6 12,1 34% 44% 50% 3Q20 3Q21 3Q22 +11.5% +11.9% +5.1% 1.8bn +52.5% UAH TOTAL REVENUE 7.7bn 4.4bn UAH +5.2% EBITDA -10.7% UAH 11% 18% 20% 7% 12% 15% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UAH Billion and %)

11 11 RUSSIA Higher customer value drives service revenue and EBITDA growth 1. 4G penetration in Russia: % of active 4G data users in total 3 months active customer base excluding machine-to-machine (M2M) connections SERVICE REVENUE 66.4bn +2.2% 12.9bn -24.2% RUB RUB 3Q22 RESULTS YOY TRENDS CAPEX • Service revenue up 2.2% YoY supported by mobile data revenue growth (+7.5% YoY) • Equipment sales lower on supply chain constraints, down 58.5% YoY • +7.3% YoY growth in EBITDA and higher margin at 42.8% (+5.4 p.p. YoY) • Stronger engagement of the customer base with higher 4G penetration • Revised pricing and effective cost management supported rise in EBITDA margin TOTAL REVENUE 70.7bn 30.3bn RUB -6.1% EBITDA +7.3% RUB 37% 41% 47% 20% 23% 28% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users 21,7 25,4 25,7 46% 53% 60% 3Q20 3Q21 3Q22 62,0 64,9 66,4 3Q20 3Q21 3Q22 +4.7% +2.2%-7.6% 4G USERS AND PENETRATION1 (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (RUB Billion and %)

PAKISTAN
4G users exceed 40 million supporting double digit top line growth

3Q22 RESULTS YOY TRENDS

TOTAL REVENUE
64.2bn
PKR
+12.0%

SERVICE REVENUE
58.4bn
PKR
+11.3%

EBITDA
26.5bn
PKR
-6.8%

CAPEX
6.0bn
PKR
-37.2%

SERVICE REVENUE AND YOY TRENDS

(PKR Billion and %)


+10.6%
46,5
+12.9%
52,5
+11.3%
58,4
3Q20
3Q21
3Q22

4G USERS AND PENETRATION

(3 month active, million and %)


35%
22,2
47%
33,8
54%
40,6
3Q20
3Q21
3Q22

MULTIPLAY CUSTOMERS


Revenue share
Share of monthly active users
23%
10%
33%
16%
42%
20%
3Q20
3Q21
3Q22

- High inflation and elimination of energy subsides impacted utility prices: diesel +139% YoY, electricity +69% YoY, negatively impacting EBITDA margin c.6%
- Amidst the country-wide floods in August, Jazz ensured availability of telecom services
- Balanced revenue growth with YoY increase in subscribers and ARPU, gaining market share
- Continued revenue growth in Mobilink Bank (+37.9% YoY) and JazzCash (+78.6% YoY)
- Double-digit YoY revenue growth accomplished despite the impact of increased withholding tax and MTR reduction with further reductions in 2H22

12

13 13 KAZAKHSTAN Sixth consecutive quarter of revenue YoY growth above 20% • Beeline Kazakhstan gaining market share and maintaining leadership position in NPS • Top line supported by growing data users (+11.9%) with higher consumption (+18.8%) • Adjusting for one-off in 3Q21, Beeline Kazakhstan’s EBITDA grew by 17.8% YoY • Beeline Kazakhstan connected 334 remote and rural settlements to 4G network during 3Q22, reaching 69% 4G penetration in the customer base (+7.0p.p. YoY) • Multiplay customers increase 43.5% YoY driven by strong growth in digital services • My Beeline +40.0% (3.5 million MAU), BeeTV +42.7% (634,000 MAU), Simply (159,000 MAU) 50,0 61,6 75,9 3Q20 3Q21 3Q22 4,8 6,1 7,2 50% 62% 69% 3Q20 3Q21 3Q22 24% 38% 49% 15% 25% 34% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users +13.0% +23.2% +23.2% 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (KZT Billion and %) 3Q22 RESULTS YOY TRENDS SERVICE REVENUE 75.9bn +23.2% 18.5bn +82.2% KZT KZT CAPEX TOTAL REVENUE 78.7bn 40.2bn KZT +23.1% EBITDA +9.2% KZT

14 14 BANGLADESH Gaining market share as double-digit topline growth continues • Double-digit top line growth with data revenue up 21.4% YoY, gaining market share • 4G users +31.7% YoY with 4G penetration up 7.8 p.p. YoY, supporting higher ARPU (+5.4% YoY) • Banglalink executes on its strategy to become a national operator • Strong expansion in 4G network with more than 3,600 new base stations YTD • High-quality connectivity and continued 4G network rollout drive further NPS improvement • Toffee reached 7.0 million MAUs (+11.0% YoY) with average daily active users up 55.1% YoY • Revamped self-care app MyBanglalink recorded a 62.8% YoY increase in MAUs to 5.1 million 3Q22 RESULTS YOY TRENDS TOTAL REVENUE 13.8bn SERVICE REVENUE 5.1bn 13.6bn 4.8bn 11,3 12,1 13,6 3Q20 3Q21 3Q22 7,0 11,4 15,0 21% 33% 41% 3Q20 3Q21 3Q22 1% 17% 23% 8% 11% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users +0.9% +7.3% +11.8% EBITDA CAPEX +373.6% BDT -2.1% BDT 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (BDT Billion and %) +11.8% BDTBDT +11.6%

15 15 UZBEKISTAN Third consecutive quarter of 20%+ topline YoY growth • Third consecutive quarter of revenue YoY growth above 20% • Adjusted for one-offs, revenue increased by 27.7% YoY, service revenue +27.9% YoY, and EBITDA was 17.1% higher YoY • 4G users +34.7% YoY with 4G penetration reaching 64.0% • Strong increase in mobile data usage +42.2% YoY supporting a 40.0% YoY rise in data revenue • Portfolio of digital products and bundles support 36.9% YoY growth in multiplay customers • For the fourth consecutive quarter Beeline Uzbekistan is market leader in terms of NPS 490,8 542,2 664,4 3Q20 3Q21 3Q22 2,9 3,9 5,2 43% 57% 64% 3Q20 3Q21 3Q22 25% 44% 50% 14% 27% 33% 3Q20 3Q21 3Q22 Revenue share Share of monthly active users -17.1% +10.5% +22.5% 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UZS Billion and %) 3Q22 RESULTS YOY TRENDS SERVICE REVENUE 664.4bn +22.5% 179.8bn +174.8% UZS UZS CAPEX TOTAL REVENUE 664.7bn 302.8bn UZS +22.4% EBITDA +7.9% UZS

DIGITAL PRODUCTS AND PARTNERSHIPS

Driving our Digital Operator strategy

VEON

FINTECH

JAZZCASH

- **16.7mn** Monthly active users +20.0% YoY
- **PKR 3.9tn** LTM Gross Transaction Value +29.7% YoY

SIMPLY

- **159k** Monthly active users
- **KZT 561mn** Gross Transaction Value +39.9% QoQ

BEEPUL

- **252k** Monthly active users +30.5% YoY
- **UZS 3.7tn** LTM Gross Transaction Value +69.9% YoY

MEDIA

TAMASHA

- **3.3mn** Monthly active users 5.4x YoY
- **346 min** Watch time per user 4.9x YoY

BEE TV KZ

- **634k** Monthly active users +42.7% YoY
- **22 min** Average session 2.0x YoY

TOFFEE

- **7.0mn** Monthly active users +11.0% YoY
- **3.3mn** Average daily active users +55.1% YoY

SELF-CARE

JAZZ WORLD

- **11.7mn** Monthly active users +25.2% YoY

MY BEELINE KZ

- **3.5mn** Monthly active users +40.0% YoY

MY BL

- **5.1mn** Monthly active users +62.8% YoY

16

17 17 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

9 MONTHS 2022 HIGHLIGHTS

VEON

TOTAL REVENUE
$5,908mn
+3.0% YoY
+6.4% YoY local currency
Solid local currency revenue performance

SERVICE REVENUE
$5,533mn
+4.7% YoY
+8.2% YoY local currency
Good momentum in local currency service revenue

EBITDA
$2,576mn
+2.8% YoY
+6.7% YoY local currency
Strong growth in local currency EBITDA

CAPEX
$1,153mn
-8.4% YoY
At 21.6%, LTM capex intensity continues to decrease

GROSS DEBT
$11,449mn
$12,256mn In 2Q22
QoQ depreciation of RUB and PKR against USD

NET DEBT
$8,207mn
$9,969mn In 2Q22
USD 1.8bn reduction in net debt

18

19 19 3Q 2022 HIGHLIGHTS At 21.6%, LTM capex intensity continues to decrease CAPEX $404mn Balanced EBITDA performance across the Group $889mn EBITDA 0.0% YoY Equipment revenue in Russia down 58.5% YoY due to lower device sales +3.4% YoY local currency TOTAL REVENUE +3.6% YoY $2,077mn +6.0% YoY Good momentum in local currency service revenue +7.8% YoY local currency SERVICE REVENUE +7.9% YoY $1,968mn +0.7% YoY local currency USD 1.8bn reduction in net debt $8,207mn NET DEBT $9,969mn In 2Q22 QoQ depreciation of RUB and PKR against USD $11,449mn GROSS DEBT $12,256mn In 2Q22

3Q22 REVENUES

Encouraging service revenue trends across the group

VEON

3Q22 results YoY trends

TOTAL REVENUE

$2,077bn

+3.6%

+3.4% local currency

SERVICE REVENUE

$1,968bn

+7.9%

+7.8% local currency

REVENUE IN 3Q22
(USD million)



1.026
164
289
219
166
144
61
13
(5)
2.077
Russia (Telecom)
Russia (Non telecom)
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

Local currency YoY growth	Russia (Telecom)	Russia (Non telecom)	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group
	-6.1%									
Total revenue	+1.6%	-36.5%	+12.0%	+5.2%	+23.1%	+11.6%	+22.4%	+15.6%		**+3.4%**
Service revenue	+1.7%	+8.2%	+11.3%	+5.1%	+23.2%	+11.8%	+22.5%	+15.8%		**+7.8%**

- Local currency revenue growth +3.4%
- Non telecom revenues in Russia constitute 7.9% of total Group reported revenue
- Lower handset volumes impacted local currency revenue trends in Russia
- Pakistan revenue growth was impacted by the change in tax regime and MTR
- Service revenues increased 7.9% YoY in reported currency

Note: telecom and non telecom revenues are as defined in VEON Ltd.'s trading update, which is published on its website

20

21 21 3Q22 EBITDA AND EBITDA MARGIN Balanced EBITDA performance across the Group 3Q22 results YoY trends EBITDA $889mn +0.7% local currency 0.0% EBITDA MARGIN 42.8% EBITDA IN 2Q22 (USD million) 510 889 126 120 85 53 28 5 (37) Russia Ukraine Pakistan Kazakhstan Bangladesh Uzbekistan Kyrgyzstan HQ and eliminations Group +7.3% -6.8%-10.7% +7.9%+9.2%Local currency YoY growth -2.1% +0.7% • Extraordinary donations and employee support in Ukraine of c.USD 8.0 million • Excluding one-offs, normalised EBITDA increased by 1.9% YoY • Inflation rose across operations impacting energy costs, +c.44% YoY for the Group • We remain focused on costs as project ‘Optimum’ is aiming to deliver USD 95 million savings in 2022, adjusted for one-off macro and regulatory impacts -1.5 p.p. +11.9%

22 22 3Q22 FINANCIAL UPDATE Continued focus on improving group liquidity 30 Sep 2022 vs. 30 Jun 2022 GROSS DEBT -6.6% $11.4bn NET DEBT (excl. lease liabilities) $5.1bn LEVERAGE INCL. LEASES 2.41x LEVERAGE EXCL. LEASES 1.84x -19.9% 2Q22 2.93x 2Q22 2.25x CASH • Total cash USD 3.3 billion, with USD 2.6 billion held at the HQ level • Operations largely self funding DEBT • Average cost of debt 6.8%, up 50bp YoY mainly driven by increased borrowing cost of RUB and PKR • Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (average USD cost 4.6%) • Average debt maturity excluding RCF at 3.0 years, with USD 1.3 billion maturing in next 12 months • HQ net debt (excluding leases) of USD 3.3 billion PORTFOLIO OPTIMIZATION • VEON completed the sale of its Algerian subsidiary Djezzy, receiving c.USD 682 million • Work on optimizing tower portfolio continuing RECENT EVENTS • VEON Ltd. invited non-sanctioned 2023 noteholders to contact VEON Ltd. in order to engage in discussions with them

23 23 DEBT AND LIQUIDITY AS OF 30 SEPTEMBER 2022 Only 30% of net debt including leases is USD-denominated LEGEND: USD RUB PKR BDT UAH UZS EUR OTHER CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT (EXCLUDING LEASES) 48% 43% 11% 0% -2% 60% 30% 8% 1%1% USD 8.3bn 79% 8% 4% 3% 2% 2% 1%1% Total gross debt incl. leases USD 11.4bn USD 3.3bn USD 5.1bn CAPITALIZED LEASES 0% 75% 7% 10% 4% 3% USD 3.1bn USD 2.6bn cash at HQ (>99% of HQ cash is in USD and EUR) DEBT AND CASH CURRENCY MIX NET DEBT AND LEASES CURRENCY MIX Post-IFRS 16 Leverage 2.41x Leverage 1.84x

24 24 RUSSIA’S DEBT AND LIQUIDITY AS OF 30 SEPTEMBER 2022 Balanced leverage excluding leases LEGEND: External Intercompany 1. Lease liabilities in Russia are related to towers, shops and other “right-of-use” assets Note: Russia data reflects operations based within Russia alone, and includes intercompany debt CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT (EXCLUDING LEASES) CAPITALIZED LEASES1 DEBT AND CASH NET DEBT AND LEASES Post-IFRS 16 leverage 2.27x Leverage 1.50x Total gross debt incl. leases USD 4.8bn USD 2.3bn USD 2.5bn USD 0.3bn USD 2.2bn

25 25 DEBT MATURITY Sufficient cash to cover debt repayments for the next 12 months DEBT MATURITY SCHEDULE AS OF 30 SEPTEMBER 2022 (USD billion) 1 USD RUB PKR BDT UAH OTHER RCF (USD equivalent) 0,97 1,59 0,69 Cash and cash equivalents (USD billion) Operating companies Headquarters (other) Headquarters (RCF) 0,97 RCF 1.01 1,36 0,62 2,45 1,28 1,34 0,07 0,18 2022 2023 2024 2025 2026 2027 2028 >2028 • USD 1.3 billion of debt maturing in next 12 months excluding RCF • USD 529 million 5.95% VEON Holdings’ bonds February 2023 • USD 700 million 7.25% VEON Holdings’ bonds April 2023 • USD 973 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024/20252,3 1. As of 30 September 2022 2. USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively 3. We have rolled over USD 610m of RCF maturing in October by a further 6 months 3.25

26 26 DEBT MANAGEMENT UPDATE AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (years) 5,9% 6,1% 6,3% 6,9% 7,7% 7,0% 6.8% 5,0% 5,0% 5,0% 5,0% 4,6% 4,6% 4.6% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Average cost of debt, total Average cost of USD debt 3,4 3,3 3,2 3,3 3,3 3,2 2,9 3,0 2,7 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Debt maturity excluding RCF Debt maturity with RCF • Debt cost reflects blended rate of borrowings across our basket of different currencies, mainly USD, RUB and PKR (average USD cost 4.6%) • The lower cost of debt vs. 2Q22 is driven by the decrease in Russia’s key rate During 3Q22: • Banglalink made a drawdown of BDT 3.0 billion (c.USD 32 million) under existing syndicated credit facility • Average maturity of debt increases to c.3 years if RCF is rolled over until maturity

27 27 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

28 28 Managing our portfolio Continued work on towers assets Conducting a sales process for Russian operations 5 Driving growth 3Q22 YTD revenue +6.6% YoY local currency growth 4G penetration of 53.0% 107.7 million 4G users; with multiplay users +24.5% YoY 4 Protecting our people Supporting employees and customers impacted by the conflict at home and abroad1 Keeping our customers connected Global operator providing essential data and connectivity services everywhere we operate2 Focus on cash generation and preservation Group liquidity at USD 3.3bn, 2.6bn held at HQ level, and self-sufficient financing for our operating companies3 CURRENT PRIORITIES

29 29 Q&A VEON 3Q22 TRADING UPDATE

30 30 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 3Q22 TRADING UPDATE

31 31 APPENDIX VEON 3Q22 TRADING UPDATE

32 32 DEBT BY ENTITY1 1. Excluding lease liabilities Outstanding debt Type of debt 30 SEPTEMBER 2022 (USD MILLION EQUIVALENT) Entity Bonds Loans Cash-pool overdrafts and other Total VEON Holdings B.V. 4,883 973 - 5,856 PJSC VimpelCom 8 1,568 - 1,576 Pakistan Mobile Communications Limited - 660 - 660 Banglalink Digital Communications Ltd. - 129 - 129 Private Joint Stock Company Kyivstar - 59 - 59 Other - 13 2 15 Total 4,891 3,402 2 8,295

33 33 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 30 September 2022 30 June 2022 30 September 2022 30 June 2022 Russia 2,328 2,796 133,652 143,038 Pakistan 219 230 49,980 46,862 Ukraine 128 154 4,694 4,520 Bangladesh 315 297 31,880 27,675 Kazakhstan 56 56 26,493 26,131 Uzbekistan 33 34 365,132 364,874 Other 5 5 394 395 Headquarters 9 10 9 10 Total 3,092 3,582

34 34 DEBT MATURITY Debt maturity schedule 2022-2023 as of 30 September 2022 DEBT MATURITY SCHEDULE 2022 – 2023 (Millions) 1. USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively • USD 973 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024 (USD 168 million) and in 2025 (USD 805 million)1. The USD 610 million maturing in October 2022 was rolled over for a 6-months period in October Maturity period Oct 2022 Nov 2022 2022 other Feb 2023 Mar 2023 Apr 2023 Sep 2023 Dec 2023 2023 other Outstanding debt, USD equivalent 610 363 21 529 26 700 26 21 54 Outstanding debt, debt currency USD 610 (RCF) USD 363 (RCF) MIX USD 529 PKR 6,027 USD 700 PKR 6,207 UAH 760 MIX Entity VEON Holdings B.V. VEON Holdings B.V. Other VEON Holdings B.V. Pakistan Mobile Communications Limited VEON Holdings B.V. Pakistan Mobile Communications Limited Kyivstar Other

35 35 UKRAINE REVENUE (UAH Billion) EBITDA1 (UAH Billion) 4G USERS AND PENETRATION (Million and %) +5.2% YoY -10.7% YoY 7,1 7,3 7,5 7,9 7,4 7,7 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4,8 4,9 4,8 4.9 4.6 4.4 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 10,3 11,6 12,1 12,7 11,6 12,1 40% 44% 46% 49% 47% 50% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 # of 4G sites 4G population coverage Data Usage per subscriber VENTURES Kyivstar TV MAU DIGITAL OPERATOR Self-care apps MAU 3.3mn (-2.3% YoY) INFRASTRUCTURE 14.9k (+18.1% YoY) 840.2k (+75.1% YoY) ARPU93.0% (+3.6p.p. YoY) UAH 96 (+11.9% YoY) 9.0Gb (+29.7% YoY) Total mobile subscribers# of sites 13.2k 24.4mn Multiplay customers, MAU 2.9mn 1. One-offs impacting EBITDA: extraordinary charitable donations and employee support in Ukraine in 1Q22 (UAH 216.5 million), in 2Q22 (UAH 148.9 million) and in 3Q22 (UAH 279.0 million) Helsi MAU 661.2k (acquired in 3Q22)

36 36 RUSSIA 1. 4G penetration - % of Active 4G data users in total 3 months active customer base (excluding M2M) 69,6 75,3 77,5 72,2 69,1 70,7 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 26,3 28,2 27,3 27,6 29,3 30,3 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 REVENUE (RUB Billion) EBITDA (RUB Billion) 4G USERS AND PENETRATION1 (Million and %) 24,2 25,4 25,5 25,3 25,4 25,7 51% 53% 55% 56% 58% 60% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 -6.1% YoY +7.3% YoY VENTURES Beeline TV MAU Banking products MAU 2.9mn (+3.0% YoY) 212.8k (+29.0% YoY) Big Data & AdTech Revenue Growth +13.3% YoY Multiplay customers, MAU 9.2mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 9.2mn (-0.4% YoY) INFRASTRUCTURE 50.5k (+6.9% YoY) ARPU90.0% (+1.0p.p. YoY) RUB 399 (+10.5% YoY) 16.2Gb (+21.1% YoY) Total mobile subscribers# of sites 63.0k 46.0mn

37 37 EBITDA (PKR Billion) PAKISTAN 1. Includes users who are active in more than one application +12.0% YoY -6.8% YoY REVENUE (PKR Billion) 4G USERS AND PENETRATION (Million and %) VENTURES JazzCash MAU Entertainment apps MAU1 16.7mn (+20.0% YoY) 8.3mn (2.7x YoY) 24.8 28,4 26,6 28,1 29,7 26,5 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 57.2 57,3 59,4 60,1 63,5 64,2 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 30,8 33,8 35,0 36,7 38,2 40,6 44% 47% 48% 49% 51% 54% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Multiplay customers, MAU 12.5mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 11.7mn (+25.2% YoY) INFRASTRUCTURE 13.7k (+12.4% YoY) ARPU57.0% (+2.2p.p. YoY) PKR 256 (+4.3% YoY) 5.6Gb (+13.0% YoY) Total mobile subscribers# of sites 15.0k 75.0mn

38 38 EBITDA1 (KZT Billion) KAZAKHSTAN 1. One-offs impacting EBITDA: tax incentive for radio frequencies in 3Q21 (KZT 2.7 billion) and in 4Q21 (KZT 0.6 billion), for extraordinary charitable donations in 1Q22 (KZT 2.0 billion) that were reclassified below EBITDA in 2Q22 2. In 3Q22, Beeline Kazakhstan reclassified some of its products from the mobile to the fixed line business. Adjusted for these reclassifications, ARPU was KZT 1,967 (+10.7% YoY) +23.1% YoY +9.2% YoY REVENUE (KZT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES 5,7 6,1 6,3 6,7 7,1 7,2 59% 62% 64% 67% 69% 69% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 58,9 63,9 66,0 64,4 70,7 78,7 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 30,8 30.2 40,236.8 35.8 39.1 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 BeeTV MAU 634.5k (+42.7% YoY) FinTech MAU 1.5mn (+8.6% YoY) Multiplay customers, MAU 3.0mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 3.5mn (+40.0% YoY) INFRASTRUCTURE 7.0k (+30.6% YoY) ARPU285.8% (+5.8p.p. YoY) KZT 1,613 (-9.2% YoY) 15.5Gb (+18.8% YoY) Total mobile subscribers# of sites 6.9k 10.5mn Big Data & AdTech Revenue Growth 2.7x YoY

39 39 BANGLADESH +11.6% YoY -2.1% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES Toffee TV MAU 7.0mn (+11.0% YoY) 11,8 12,4 12,3 12,4 13,2 13,8 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4,8 5,2 5,2 4,7 4,9 5,1 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 9,9 11,4 12,0 12,5 13,5 15,0 29% 33% 34% 35% 37% 41% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Multiplay customers, MAU 3.2mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 5.1mn (+62.8% YoY) INFRASTRUCTURE 13.5k (+40.6% YoY) ARPU79.4% (+10.7p.p. YoY) BDT 123 (+5.4% YoY) 5.0Gb (+23.4% YoY) Total mobile subscribers# of sites 13.6k 37.0mn

40 40 EBITDA2 (UZS Billion) UZBEKISTAN 1. One-offs impacting total revenue: credit received from a vendor in 3Q21 (UZS 27.8 billion), reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 2. One-offs impacting EBITDA: provision accruals (UZS 79 billion) in 2Q21, provision reversals (UZS 222 billion) in 2Q22, one-off credit received from a vendor in 3Q21 (UZS 27.8 billion), reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 3. Includes users who are active in more than one application REVENUE1 (UZS Billion) 4G USERS AND PENETRATION (Million and %) VENTURES 3,6 3,9 4,3 4,7 4,8 4,8 54% 57% 61% 62% 62% 62% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 495,2 543.0 544,7 580,8 620,0 664.7 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 Beepul MAU 260.0k (+30.5% YoY) Multiplay customers, MAU 2.3mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 2.6mn (+31.2% YoY) INFRASTRUCTURE 3.8k (+24.2% YoY) ARPU75.0% (+14.0p.p. YoY) UZS 27,470 (+4.6% YoY) 7.7Gb (+42.2% YoY) Total mobile subscribers# of sites 4.1k 8.1mn 189,0 280.7 240,1 292,0 502.0 302.8 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 +7.9% YoY Entertainment apps MAU3 1.2mn (+2.6% YoY) +22.4% YoY

41 41 RECONCILIATION TABLES Extract from VEON ltd.’s Earnings Release RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES - 3Q22 COMPARED TO 3Q21 - 9M22 COMPARED TO 9M21 Local currency Forex and Other Reported Local currency Forex and Other Reported Russia (6.1%) 22.2% 16.1% 7.3% 25.4% 32.7% Pakistan 12.0% (29.1%) (17.1%) (6.8%) (24.0%) (30.8%) Ukraine 5.2% (24.1%) (18.8%) (10.7%) (20.4%) (31.1%) Bangladesh 11.6% (13.0%) (1.4%) (2.1%) (11.3%) (13.4%) Kazakhstan 23.1% (12.9%) 10.3% 9.2% (11.4%) (2.2%) Uzbekistan 22.4% (3.2%) 19.2% 7.9% (2.8%) 5.0% Total 3.4% 0.2% 3.6% 0.7% (0.7%) (0.0%) Total Revenue EBITDA Local currency Forex and Other Reported Local currency Forex and Other Reported Russia (0.6%) 8.1% 7.5% 7.2% 9.8% 17.0% Pakistan 10.8% (21.4%) (10.6%) 8.1% (20.3%) (12.2%) Ukraine 8.0% (11.2%) (3.3%) (3.8%) (9.7%) (13.5%) Bangladesh 10.5% (6.6%) 3.8% 0.7% (5.9%) (5.3%) Kazakhstan 21.2% (8.8%) 12.4% 14.9% (8.5%) 6.5% Uzbekistan 23.4% (4.9%) 18.5% 55.7% (6.0%) 49.7% Total 6.4% (3.4%) 3.0% 6.7% (3.9%) 2.8% Total Revenue EBITDA

42 42 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business was, in line with the IFRS 5 requirements, a discontinued operation, and was accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for the prior year, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria as a discontinued operation. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia and “HQ” represents transactions related to management activities within the group in Amsterdam and London. The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5